Exhibit 99.8

MANAGEMENT DISCUSSION AND ANALYSIS
for the year ended March 31, 2010

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. (“Timmins” or the “Company”) is prepared as of July 22, 2010, and should be read in conjunction with the audited consolidated financial statements (“Financial Statements”) and related notes for the year ended March 31, 2010 and the comparative period ended March 31, 2009. The Company’s AIF and the risks and uncertainties discussed therein, and the Company’s MD&A for prior periods are on SEDAR at www.sedar.com and on the Company’s website at www.timminsgold.com.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form (available on Sedar at www.sedar.com). All statements in this MD&A, other than statements of historical fact, that address production expectations, exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, cost of gold and silver production including changes in or the availability of supplies and consumables, the recovery of gold and silver from the leach pads, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

Qualified Person

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.

Overall Performance

Timmins Gold Corp. is a junior resource company engaged in the acquisition, exploration and development and operation of gold properties in Mexico. To date the Company has measured its success through the growth in its mineral resources, in particular gold resources and it has just attained commercial production at its first gold mine; the San Francisco Mine (the “Mine”) in Sonora, Mexico. The Company has its corporate office in Vancouver and administrative office in Hermosillo, Sonora, Mexico. The Company also has a field office in Magdalena, Sonora, and an operations office at the San Francisco Mine. The Mine is the Company’s principal and only material mineral property for purposes of NI 43-101. An independent pre-feasibility study recommended development and re-commissioning of the Mine. The study titled NI 43-101 F1 Technical Report on the Preliminary Feasibility Study for the San Francisco Gold Project, Sonora, Mexico, dated March 31, 2008, and amended on January 16, 2009, (jointly, the “Pre-feasibility Study” or “Study”) was prepared by Micon International Limited of Toronto (“Micon”) and Independent Mining Consultants, Inc. of Tucson, Arizona (“IMC”).

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 2

The Study estimated the total cost of re-commissioning the Mine to be US $33.8 million (excluding 15% IVA). To date, the Company has spent approximately US$37.7 million on capital expenditures and commissioning costs (excluding IVA of over US $5 million and net of pre-production revenue), in order to attain commercial production. Areas where costs increased were due to scope changes and additional owner costs because financing delays increased owner holding costs. In summary, specific project accounts where costs exceeded the feasibility study included; (i) additional land purchases and payments US $1.1 million, (ii) crusher expansion US $0.9 million, exploration drilling $1.2 million and owner holding costs and miscellaneous spending such as mine vehicles. On April 1, 2010, the Company concluded that the Mine had attained commercial production.

On January 29, 2010, the Company announced that it had closed its financing with Sprott Asset Management LP, for and on behalf of certain of the Sprott funds, to provide US $15 million financing in senior secured notes (the “Gold Loan”). The Gold Loan was used to pay down US$2,300,000 in existing debt, and to pay for existing equipment and general working capital to complete development and the commissioning of operations at the Mine. The Gold Loan provided the Company with the financial and operational flexibility to attain commercial production without resorting to hedging and other restrictive covenants and restrictions on operations.

The Gold Loan shall be repaid in 12 equal monthly instalments commencing in August 2010. Each payment is equal to the value at the time of payment of 1,667 ounces of gold (20,004 ounces in total). The Company has also guaranteed a minimum rate of return of 15% per annum. In addition, the holders of the Gold Loan have been granted an aggregate of 3 million share purchase warrants exercisable for a period of 24 months at a strike price of C$0.80 per share. A cash finder's fee of 2% of the proceeds has been paid to an arm's length party, and a closing fee of US$179,000 and expenses of $157,211 has been paid to the CPM Group under the Financial Services Agreement dated February 3, 2009, between CPM Group and the Company.

The ramp-up to full production at the Mine is proceeding as planned. The majority of mining equipment including two Komatsu shovels, one Caterpillar loader, and eleven 100 ton Caterpillar trucks are on site for full scale open pit extraction of material, including ore and waste, at an average rate of 40,000 metric tonnes per day. The Company commenced pre-stripping waste in the fourth quarter of 2009 and at that time it also commenced crushing and leaching of ore. The targeted level of production is 12,000 tonnes of ore per day to the heap leach pads.

The crushing system is fully operational and is being optimized to achieve a rate in excess of 12,000 tonnes per day. The crush size of the ore being stacked on the heap leach pads is 100% less than ½ inch. This crush size is projected to attain recoveries of approximately 70% on average.

Leach extraction is proceeding with no visible pooling or channelling. Preliminary indications from early production indicate that the targeted metallurgical recoveries of 70% should be attained.

The table which follows provides guidance on the rate of mining that has been achieved since the commencement of operations.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 3

	Total-2009	Jan, 2010	February 2010	March 2010	April 2010	May 2010
Total material mined (mt)	2,205,894	989,666	1,220,641	1,443,349	1,765,029	1,584,244
Total ore mined (mt)	284,776	166,225	253,621	285,820	333,595	288,470
Ore to leach (mt)	284,776	166,123	234,485	303,531	317,996	288,096
Ore grade (g/t)	0.687	0.54	0.552	0.54	0.628	0.732
Au sold (ozs)	1,770	1,319	566	3,428	2,306	3,935

By May 31, 2010, the Company had sold approximately 11,556 ounces of gold and 7,910 ounces of silver realizing gross proceeds of approximately (U.S.) $16 million.

The current capital market volatility worldwide has impacted the Company’s operations. The effects encountered, particularly while the Company was in the process of raising the financing required to re-commission the Mine included, but are not limited to significant volatility in gold and other commodity prices, significant volatility in foreign exchange rates, depressed equity and costly credit markets, and increased time requirements to conclude any capital sourcing activities.

Management has prepared the consolidated financial statements on a going concern basis. However, should capital market volatility continue to erode investor and creditor confidence, should gold prices decline significantly, or should the production targets not be met, the Company’s operations at the Mine may not become or remain self-sustaining. Should this situation arise the Company will have to reconsider its ability to continue as a going concern and its financial statements will be subject to material adjustments.

Management continues to evaluate other opportunities as they are presented, however its principal focus is to increase production at the San Francisco Mine to full capacity and generate positive cash flows from operations. The majority of plant and equipment necessary for operations are in place and operational. Working capital for ongoing operations at the Mine was provided from proceeds from the Gold Loan and supplemented by cash received from the exercise of warrants and options.

Selected Annual Information

The following is a summary of the Company’s financial results for the Company’s three most recently completed financial years:

	2010	2009	2008

Total revenues - interest	$14,613	$346,592	$143,512
Net loss	$(8,615,920)	$(3,414,781)	$(5,333,772)
Basic and diluted loss per share	$(0.08)	$(0.05)	$(0.10)
Total assets	$82,279,282	$52,844,859	$33,363,246
Total liabilities	$28,227,701	$11,572,740	$10,439,396
Dividends declared	Nil	Nil	Nil

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as described in Note 2 to the audited annual consolidated financial statements for the year ended March 31, 2010, as modified by the changes disclosed in Note 2 to these financial statements. Except as noted, all dollar amounts contained in this discussion and analysis and in the financial statements are in Canadian dollars.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 4

The total revenue figure was interest received and was therefore a direct reflection of the amount of cash the Company had throughout the year. The decrease in net loss from 2008 to 2009 was a result of lower property write-offs in 2009 compared to the prior year and a decrease in the stock based compensation expense. The increase in total assets from 2008 to 2009 primarily relates to the acquisition of equipment and capitalized start-up costs at the Mine. Total liabilities increased marginally between 2008 and 2009 as the Company re-estimated its asset retirement obligation at the Mine and its accounts payable and accrued liabilities increased as activities and staff at the San Francisco Mine increased.

The net loss in 2010 was considerably higher than in 2009 because of the costs associated with obtaining debt financing required to restart the San Francisco Mine and also because the Company decided to cease work on and abandon the Tequila property which decision necessitated the write off of $1.9 million of exploration expenditures previously capitalized.

Results of Operations

The Company’s activities during the fourth quarter of 2010 focused on concluding the Gold Loan, as well as initiating mining and leach activities at the Mine as it moved to the commercial production stage. The Company continued with all of its exploration activities and made its properties payments as required. However, it did decide to drop the Tequila property which resulted in a write off of previously capitalized exploration expenditures in the amount of $1.9 million. During the past year the majority of the discretionary exploration spending was undertaken on land controlled by and in close proximity to the Mine. The Company continues with its successful efforts in expanding the resources at the Mine because it believes this is the most cost effective means of enhancing shareholder value. On April 27, 2010, the Company announced a 25% increase in the Measured and Indicated Resources at the San Francisco Mine.

San Francisco Gold Project

The mineral resource and mineral reserve at the San Francisco Mine were published in the following report: NI 43-101 F1 technical report on the preliminary feasibility study for the San Francisco Gold Project ,Sonora, Mexico , prepared by William J. Lewis, B.Sc., P.Geo., Michael G. Hester, FAusIMM, R. James Leader, P.Eng., Christopher A. Jacobs, CEng MIMMM, Ian R. Ward, P.Eng., dated March 31, 2008, and amended January 13, 2009. In April, following a step out drill programme consisting of 270 reverse circulation drills totalling over 22,216 meters, a significant increase in the Company’s resource estimate for the San Francisco Mine was announced. This new resource is illustrated in the table below. This mineral resource was completed by Mr. Michael Hester, B.Sc. M.Sc. FAusIMM of Independent Mining Consultants (IMC) of Tucson, Arizona. Mr. Hester is a qualified person in accordance with NI 43-101.

Resource Classification	Tonnes (000 t)	Grade (g/t Au)	Gold
Measured Mineral Resource	13,837	0.803	367,470
Indicated Mineral Resource	23,044	0.71	528,257
Total Measured + Indicated	36,881	0.755	895,727
Inferred Mineral Resource	7,405	0.65	154,040

Mineral Reserves, which are part of the Mineral Resources, are estimated to be:

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 5

Case	Reserve class	Gold cut- off (g/t)	Reserve (000 t)	Grade (g/t)	Gold (000 oz)
High Grade Crusher feed	Probable	0.50	12,000	1.05	403.7
Low Grade Crusher feed	Probable	0.23	4,653	0.88	132.0
Sub-total Crusher feed	Probable		16,653	1.01	535.7
Low Grade ROM leach	Probable	0.28	5,981	0.39	75.3
Grand Total	Probable		22,634	0.84	611.0

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. As illustrated above, inferred resources are estimated to contain approximately 150,000 ounces of gold.

The Company plans on continuing with its drill program designed to expand reserves at the Mine. The drilling conducted during the January to March, 2010 period was concentrated in three areas; (i) northwest of the main ore body, (ii) southeast of the main ore body, and (iii) along the southwest flank of the pit. The additional Measured and Indicated Resources recently discovered were located contiguous to the northwest and southeast of the existing pit limits. During the rest of 2010, the Company plans to drill approximately 50,000 meters of reverse circulation holes and 20,000 meters of RAB drilling. All of this drilling will be incorporated into a new mine plan which the Company expects to complete by December 31, 2010. Drill results to date indicate that the zone of mineralization extends to the west, northwest and southeast of the currently defined resource and remains open along strike in each direction and at depth. Regional exploration on the Company's 70,000 hectare land package in and around the San Francisco Mine is also being planned although funding for it has not yet been approved by the Company’s Board of Directors.

Other Properties

As mentioned previously, the Company’s focus has been on recommissioning the San Francisco Mine. The delay in obtaining financing has delayed work plans on the Company’s other properties until later in 2010 or 2011.

Summary of Quarterly Results

The following is a summary of the Company’s unaudited financial results for the eight most recently completed quarters:

	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Total revenues - interest	$11,297	$2,496	$NIL	$820	$96,601	$152,193	$49,642	$48,156
Net (loss) income	($5,456,353)	($1,793,238)	($561,999)	($804,330)	($643,061)	($577,331)	($1,016,294)	($1,178,095)
Basic loss per share (1)	($0.04)	($0.02)	($0.01)	($0.01)	($0.00)	($0.01)	($0.02)	($0.02)

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 6

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) as described in Note 2 to the audited annual Consolidated Financial Statements for the year ended March 31, 2010, as modified by the changes disclosed in Note 2 to the financial statements.

Since beginning commercial production on April 1, 2010, spending at the Mine will be determined by the rate of mining and crushing of ore. Sales revenue, which will be used to fund such operational expenses, will reflect the metal recoveries achieved on the leach pads and the prevailing gold and silver prices. General and administrative spending is typically fairly stable from month to month. However, non cash items, especially those relating to the expensing of stock options, the decision to write off exploration properties and the valuation of the embedded derivative in the Gold Loan may cause fluctuations in pre-tax income on a monthly or quarterly basis. General and administrative spending during the fourth quarter and the year was higher due to the costs incurred in concluding the Gold Loan, the aborted financing efforts relating to an alternative debt facility, the decision to abandon the Tequila property and the change in the fair value of the Gold Loan.

Liquidity

The consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to operate the San Francisco Mine profitably and to continue to raise adequate financing. Now that the Gold Loan facility has closed, it is management’s priority to achieve positive cash flow from operations at the Mine. This is essential for the Company to meet its liabilities as they come due, including repayment of the Gold Loan. There can be no assurance that the Company will be able to achieve positive cash flow from its operations, in which case the Company may be unable to meet its obligations unless additional financing can be obtained. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these financial statements should the Company be unable to operate the Mine profitably and discharge its liabilities in the normal course of business.

The Company had cash of $2,694,825 at March 31, 2010 compared to $700,104 at March 31, 2009. The Company had working capital of $1,975,817 at March 31, 2010 compared to a working capital deficiency of $4,995,957 at March 31, 2009. A significant component of the improvement in working capital relates to the successful debt and equity financings completed by the Company at various times this year, the exercise of warrants and options, and the favourable performance at the Mine since operations commenced and the orderly repayment of the vendor loan offset by the current portion of the Gold Loan. During the year the Company raised over $19 million from the proceeds of equity offerings and the exercise of warrants and it successfully completed the Gold Loan financing. During the year ended March 31, 2010, the Company sold gold with a value in excess of US $8 million.

The Company’s accounts receivable increased to $6,319,583 (March 31, 2009: $1,264,419). The increase is attributable to the increase in refundable IVA over the prior year (which is directly related to the ongoing construction and operations at the Mine), as well as over $2.5 million due from the sale of gold and silver.

The Company’s accounts payable and accrued liabilities have increased to $4,403,822 (March 31, 2009: $2,321,863) which is due to expenditures related to the commencement of mining activities. In addition, the Company deferred the final payment to the vendor of certain equipment and buildings at the Mine but this payment is expected to be made prior to the end of December. Payments on the Gold Loan will commence in August and the current portion of this obligation is $8,045,163.

Timmins has historically relied upon equity financings to satisfy its capital requirements. Based upon the conclusions of the Pre-feasibility Study and updated capital and operating cost projections, the Company required approximately US $34 million (excluding IVA) of funds to complete construction of the San Francisco Mine, commence operations, and provide sufficient working capital until cash flow can sustain operations. During the year, the Company obtained over $19 million from the sale of equity and the exercise of warrants and it received approximately $16 million in proceeds from the Gold Loan. If the Company can establish a regular stream of cash flow from the Mine, it expects this source of cash to finance ongoing exploration and potential development of its properties. At the present time, the Company is not contemplating raising money from the sale of common stock, but it does expect that the outstanding warrants and stock options will be exercised.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 7

With the San Francisco Mine just achieving commercial operating status as of April 1, 2010, operations have not yet stabilized such that management can definitively conclude that the gold production and cost targets described in the pre-feasibility study will be achieved, although mining and crushing rates are meeting expectations. The Company has had limited income from operations and its operations have not yet reached targeted levels. Management believes that the San Francisco Mine operations are projected to generate positive cash flow at gold prices above $600 per ounce. However, if current gold prices were to decline significantly, there will be a negative impact on the economics of the San Francisco Mine and the long term liquidity of the Company.

Capital Resources

The Company has the following option payments due within the next year on its properties. These are required to keep the option agreements in good standing:

  Cocula – US$26,563 is due in September 2010; and
  El Picacho – US$15,000 due by December 11, 2010.

In addition, commencing in August and continuing for the following eleven months, the Company must make payments equal to 1,667 ounces of gold multiplied by the then existing month end gold price to repay the Gold Loan. The final payment of the agreement to purchase certain equipment and buildings at the San Francisco Mine is due prior to December 31, 2010 in the amount of $1,758,120.

The Company has entered into a mining contract with Peal. The contract is for 42 months, and is at a contracted price of US$1.59 per ton (plus IVA). This price may increase subject to the price of diesel, drilling and blasting costs, as well as hauling distance. The contract with Peal stipulates that the Company is responsible for mobilization costs of US$600,000 (plus IVA), payable at a rate of US$100,000 (plus IVA) each month, commencing on September 30, 2009. The mobilization obligations have been paid in full.

The Company is also responsible for demobilization costs of US$900,000 (plus IVA) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. This obligation is recorded at $1,035,590 at March 31, 2010.

The Company has no material commitments other than those disclosed above.

Transactions with Related Parties

During the year ended March 31, 2010, the Company entered into the following transactions with related parties:

  The Company incurred $190,685 (2009: $30,657) of consulting fees, including geological consulting, and $165,000 (2009-nil) of a bonus, to directors and officers of the Company. As of March 31, 2010, $3,469 (2009 - $1,261) was advanced to these directors and officers.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 8

  The Company incurred $87,707 (2009: $103,937) for rent and administrative expenses on behalf of company with directors in common. As of March 31, 2010, $92,656 (2009 - $20,904) was due from this company.

  The Company advanced $2,991,497 (2009: $631,129) to a nominee company incorporated in Mexico. As of March 31, 2010, $116,866 (2009: $48) was advanced to this company. These funds were used to pay the salaries of the Company’s Mexican employees.

  The Company incurred $60,000 (2009:$94,000) for accounting services with a private company of which an officer and director of the Company is a vice-president.

The transactions with related parties were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

Results of Operations

Twelve month comparison

The Company recorded a net loss for the twelve month period ended March 31, 2010 of $8,615,920 ($0.08 per share), compared with a net loss for the year ended March 31, 2009 of $3,414,781 ($0.05 per share).

The major items for the year ended March 31, 2010, compared to March 31, 2009 were:

  Stock-based compensation of $971,260 (2009: $1,050,336) decreased primarily due to the Company issuing fewer options in the current year.

  Corporate development and consulting expenses of $617,970 (2009: $270,191) for the current year includes the following expenses which were not incurred in the comparative quarter: fees paid to the Company’s mining consultant and consulting fees paid to assist in the analysis of the Gold Loan and other financing alternatives. Such expenses were not incurred in the comparative period.

  Financing expenses of $2,266,816 (2009: nil) were incurred during the year. These expenses related to the alternative debt facility which was ultimately not finalized, and also for fees related to closing the Gold Loan.

  Salaries and wages expense totalled $1,094,463 (2009: $674,747) as the Company paid bonuses to certain of its employees, as well as ceased capitalizing the salaries of certain administrative employees in Mexico no longer involved with re-commissioning the Mine.

  In 2010, the Tequila property was written off resulting in a charge to earnings of $1,903,176. In 2009 property write offs were only $203,331.

  A foreign exchange gain of $1,098,791 (2009: $214,170) resulted from the improvement in the Canadian dollar against the US dollar and the Mexican peso during the year ended March 31, 2010. This affected the amount of the vendor loan and of the future income tax liability, which are the Company’s largest liabilities denominated in foreign currencies, with a smaller financial impact on the asset retirement obligation.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 9

  Legal expenses of $196,055 (2009: $90,440) increased as the Company contracted the services of a corporate governance consultant. This consultant was not contracted by the Company in the comparative period.

  The Company recognized a loss on the embedded derivative in the Gold Loan in the amount of $623,426. This liability did not exist in 2009.

Three month comparison

The Company recorded a net loss for the three month period ended March 31, 2010 of $5,456,353 (or $0.05 per share), compared with a net loss for the same period in 2009 of $643,061 (or $0.00 per share).

The major items for the three months ended March 31, 2010, compared to March 31, 2009, were:

  Stock-based compensation of $516,896 (2009: $21,566) increased primarily because options were granted earlier during the period.
  Financing expenses of $943,565 (2009: nil) relate mainly to the Gold Loan.
  Salaries and wages of $310,724 (2009: $223,112) as the Company paid bonuses to certain of its employees, as well as ceased capitalizing the salaries of certain administrative employees in Mexico no longer involved with re-commissioning the Mine.
  Legal expenses for the quarter were $56,825 versus $17,489 for the same quarter of the prior year because of work expended on corporate governance matters.
  In the quarter ended March 31, 2010 the Company recorded a loss on derivatives of $623,426 (2009-nil) relating to the Gold Loan.
  In March 2010, the Company abandoned and wrote-off the previously capitalized expenditures on the Tequila property which resulted in a charge to earnings of $1,903,176.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the financial statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process.

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the recoverable value of its mineral properties and related deferred expenditures, valuation and amortization of the gold loan and property, plant and equipment, the valuation of future income tax assets and asset retirement obligations, as well as the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are beyond the Company’s control.

Exploration and Development Expenditures

The Company capitalizes exploration and development expenditures directly related to its properties until such time that the properties are placed into production, sold, abandoned, or management determines impairment in the realizable value of the property/properties has occurred. The Company’s policy to capitalize exploration costs on a project by project basis is consistent with GAAP, and that of other exploration companies that do not have established mineral reserves. If and when a mineral property is placed into production, the associated deferred costs will be amortized on a systematic basis. The depletion of the mining property is determined by the units-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. Mining plant and equipment and related capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 10

Reserves are determined based on a professional third party evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

If and when impairment in value of a property is determined, the property value will be written-down to its realizable value at that time, and the write-down charged to operations. The recoverability of the recorded value of the Company’s mineral properties and associated deferred expenses is based on market conditions for minerals, the underlying mineral resources associated with the properties, and future costs that may be required for ultimate realization through mining operations or by sale. The impairment review is made annually by management, or earlier if warranted. A write-down may also be required when a property is sold or abandoned, if exploration activity ceases on a property due to unsatisfactory results, or if there is insufficient funding to continue exploration on a property.

Commercial Production

The Company determined that effective April 1, 2010, mining and crushing activities had attained the point of sustained production of gold dore consistent with mining and delivering ore to the heap leach pads at a rate sufficient to achieve the threshold that was necessary to be considered in commercial production. It is at this point that the depletion of the mining property commenced and the Company will no longer capitalize operating costs, net of revenue realized from the sale of gold and silver produced during the development and commissioning period.

Inventories

The Company has adopted CICA Section 3031- Inventories which requires inventories to be measured at the lower of cost and net realizable value and it provides guidance on the determination of cost and its subsequent recognition of an expense, including any write-down to net realizable value. In certain circumstances this section also requires that previous write downs be reversed. Previously the Company only had minimal parts and supplies inventories which were reported at the lower of cost or net realizable value and a write up of inventory was not permitted.

Asset Retirement Obligations

The Company recognizes contractual, statutory and legal obligations associated with the retirement of mining properties when those obligations result from the acquisition, construction, development or normal operation of the assets. The initial liability for the asset retirement obligation has been recognized at its fair value in the period incurred, so the corresponding asset retirement cost was added to the carrying amount of that asset. This cost will be amortized as an expense over the economic life of the related asset, once production of that asset commences. The carrying amount of the liability could be increased for the passage of time and is adjusted for changes to the amount or timing of the underlying cash flows to settle the obligation. All asset retirement obligations are not expected to be paid for several years in the future and are intended to be funded from cash flow just prior to the cessation of production from the Mine.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 11

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is currently reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Effective January 1, 2008, the Mexican government introduced an alternative minimum tax known as the IETU, as a method to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management reviewed its IETU obligations and its consolidated tax position at March 31, 2010.

Revenue Recognition

Revenue is earned primarily from the sale of refined metal or dore containing gold and silver. Revenue is recognized when the dore or refined metal is delivered to the purchaser pursuant to a purchase agreement that fixes the quantity and price of the metal sold and title has transferred. During the commissioning period proceeds from the sale of gold and silver were applied as a reduction to the construction and commissioning costs.

Stock-based Compensation

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 6 to the financial statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation, and (2) expected volatility of the Company’s share price in the expected hold period, using historical volatility or comparables as a reference. As there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm’s length transaction.

Changes in Accounting Policies including Initial Adoption

Goodwill and Intangible Assets

CICA section 3064 replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company adopted this section effective April 1, 2009. There was no material change to the results of operations or financial position of the Company.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 12

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and as required have been applied retrospectively without restatement of prior periods. The adoption of this standard did not have a material impact on the valuation of financial assets or liabilities.

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of exploration assets.

Financial Instruments - Disclosures

In June 2009 the CICA amended Section 3862, Financial Instruments-Disclosures, to include enhanced disclosures on the liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments. The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009. The Company adopted these amendments to its 2010 annual consolidated financial statements. The impact of the application of these amendments to the fair value measurement and liquidity risk disclosure requirements of the Company did not have a significant impact of the Company’s financial statements and disclosures.

Financial instruments-recognition and measurement

In August 2009, the CICA amended Section 3855, Financial Instruments-Recognition and Measurement. This Section has been amended to add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. Earlier adoption is permitted. Also, this Section has been amended to:

  change the categories into which a debt instrument is required or permitted to be classified;
  change the impairment model for held-to-maturity financial assets to the incurred credit loss model of Impaired loans, Section 3025; and
  require reversal of previously recognized impairment losses on available-for sale financial assets in specified circumstances.

These amendments were adopted for the 2010 financial statements and mainly impacted the Company’s estimates regarding the fair value and amortization of the Gold Loan as well as the valuation of the embedded derivative in the Gold Loan.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 13

New Accounting Pronouncements

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company. The Company will adopt the requirements on the date specified in each respective section and is considering the impact this will have on the consolidated financial statements.

Business combinations, consolidated financial statements and non-controlling interests

CICA sections 1582, 1601 and 1602 replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Section 1625, Comprehensive revaluation of assets and liabilities. This section has been amended as a result of issuing Business combinations, Section 1582, Consolidated financial statements, Section 1601, and Non-controlling interests, Section 1602, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. If the Company adopts this section for a fiscal year beginning before January 1, 2011, it also adopts Section 1582. The adoption of this standard is not expected to have a material impact on the Company’s results of operations or its financial position.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, the Gold Loan and the vendor loan, some of which are denominated in US dollars and Mexican pesos. Amounts denominated in non-Canadian dollars are translated into Canadian dollars at the rates applicable to the period end date. The Company has financial gains or losses as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies, settlement of the Gold Loan is denominated in US dollars and it incurs the majority of its exploration costs in foreign currencies, either the US dollar or Mexican peso. Significant expenditures in recommissioning the Mine were and continue to be denominated in these foreign currencies. The Company may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

The carrying value of financial instruments, which include cash, accounts receivable, prepaid expenses, accounts payable, the vendor loan, and accrued liabilities and advances to related parties approximate fair value because of the short-term maturity of those instruments. The Gold Loan is classified as Other Liabilities and it is amortized using the effective interest rate method with its embedded derivative fair valued at each reporting period. It is management’s opinion that the Company is may be exposed to significant commodity and currency risks arising from some of these financial instruments.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 14

International Financial Reporting Standards

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. The Company’s first audited annual financial statements will be for the year ending March 31, 2012, with comparative financial information for the year ended March 31, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the April 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the June 30, 2011 unaudited interim financial statements.

The Company will adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. The conversion to IFRS is expected to impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company continues to evaluate the impact of IFRS, with the assistance of its auditors, on the Company and is in the process of developing a plan for the conversion to IFRS. If the Company decides not to early adopt the standards, the actual conversion work will occur in this fiscal year, in anticipation of the preparation of the April 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in 2011.

The Company has been assessing some of the optional exemptions as part of the transition process to IFRS. The following preliminary elections have been made so far under IFRS, and may change prior to the formal adoption of IFRS:

  the Company will not restate business combinations prior to the adoption of IFRS; and
  the Company will continue to capitalize exploration costs on a project-by-project basis even prior to mineral reserves being established.

The Company has also identified other areas relating to IFRS that could materially affect the Company:

  Foreign currency: The adoption of IFRS will involve the identification of a functional currency. At present, it appears that the Canadian dollar is the Company’s functional currency and the Mexico peso is the subsidiaries’ functional currency. Upon consolidation, the presentation currency will be that of the parent’s functional currency. The Company will have to examine whether its functional currency will change to the US dollar since the San Francisco Mine has been placed into production.
  Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

At present the Company does not believe that it has any contracts, debt covenants, capital requirements or compensation requirements that may be affected by changes to financial reporting because of IFRS.

Management will be taking professional development courses relating to IFRS conversion, and it is comfortable that its accounting services company will also be adequately prepared for the conversion.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 15

Risk Factors

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent Risks Within the Mining Industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that all of the Company’s current mineral properties will be economically viable for development and production nor can it guarantee that the San Francisco Mine will be operated profitably.

Prices for Gold and Other Commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties and the future profitability of the San Francisco Mine. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign Currency Risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 16

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labour relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import the necessary materials or services, or the ability to export produced materials.

Disclosure Controls and Procedures

As required by Multilateral Instrument 52-109, management is responsible for the design, establishment and maintenance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company, and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company’s financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, is made known to them on a timely basis; and designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting. The Company’s management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management believes appropriate segregation of duties within the finance department have been maintained. Where segregation of duty deficiencies exist, the Company relies on certain compensating and detection controls, including dual signatories on all cheque disbursements, review and approvals of all bank reconciliations by persons other than the preparer, and quarterly and annual review of financial statements, and other information by the Audit Committee. The Company’s day-to-day accounting in the Vancouver office and initial preparation of the financial statements is outsourced to independent accountants.

Management believes the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company’s management also believes that the Company’s internal controls over financial reporting were effective.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the year ended March 31, 2010
Containing information as at July 22, 2010	Page 17

Notwithstanding the above, the Company has contracted its auditors to assist it with determining the sufficiency of its internal and disclosure controls as the Company evolves from an exploration company into a production company. Management will make its determination of the controls required based on the information provided by its auditors.

Disclosure of Outstanding Share Capital as at July 22, 2010

Common shares	123,624,194

* This does not include the convertible preference shares.

Convertible preference shares	11,000,000

These shares have no preferential rights on dissolution, bankruptcy or similar events. They also have no voting rights and are not entitled to the payment of dividends.

Details of the options outstanding and vested are as follows:

Designation of Securities under Option	No. of Securities to be Acquired Upon Exercise	Exercise Price per Share	Expiry Date
Common shares	300,000	$0.55	December 31, 2010
Common Shares	1,200,000	$0.35	July 25, 2011
Common Shares	1,750,000	$0.70	May 11, 2012
Common Shares	125,000	$0.50	July 18, 2012
Common Shares	1,400,000	$0.75	November 27, 2012
Common Shares	1,237,500	$1.00	November 13, 2014
Common Shares	150,000	$1.00	November 27, 2014

Details of the warrants outstanding are as follows:

	No. of Warrants	Exercise Price per Warrant	Expiry Date
Warrants	3,000,000	$0.80	January 26, 2012